                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------


                                  SCHEDULE 13G


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 1*)1



                     Environmental Solutions Worldwide, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    29 408 K
        ----------------------------------------------------------------
                                 (CUSIP Number)

                                October 10, 2002
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)


--------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 2 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
             Leon D. Black 1997 Five-Year Trust
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3
----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              New York
----------------------------------------------------------------------------------------------------------------------
                    5           SOLE VOTING POWER

                                0 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES   6           SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                 1,500,000 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7

                                0 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                    8           SHARED DISPOSITIVE POWER

                                1,500,000 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

              1,500,000 shares of Common Stock (1)
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              3.4%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Does not include: (i) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, as to which shares the Leon D. Black 1997 Five-Year Trust (the "1997 Trust") disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, as to which shares the 1997 Trust disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), as to which shares the 1997 Trust disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"), as to which shares the 1997 Trust disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), as to which shares the 1997 Trust disclaims beneficial ownership, (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the 1997 Trust disclaims beneficial ownership, (ix) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), as to which shares the 1997 Trust disclaims beneficial ownership, and
(x) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the 1997 Trust disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 3 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
              Leon D. Black Trust UAD 11/30/92 FBO Alexander Black
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3
----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              New York
----------------------------------------------------------------------------------------------------------------------
                    5           SOLE VOTING POWER

                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES               SHARED VOTING POWER
   BENEFICIALLY     6
  OWNED BY EACH                 0 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                    8
                                0 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
              851,470 shares of Common Stock (1)
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              1.9%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust") and (ii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Alexander Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Alexander Trust disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"), as to which shares the Alexander Trust disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Alexander Trust disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), as to which shares the Alexander Trust disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Alexander Trust disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), as to which shares the Alexander Trust disclaims beneficial ownership, (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Alexander Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Alexander Trust disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 4 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
              Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3

----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              New York
----------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                    5
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES               SHARED VOTING POWER
   BENEFICIALLY     6
  OWNED BY EACH                 0 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                    8
                                0 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
              851,470 shares of Common Stock (1)
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              1.9%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust") and (ii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Benjamin Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Benjamin Trust disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), as to which shares the Benjamin Trust disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), as to which shares the Benjamin Trust disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), as to which shares the Benjamin Trust disclaims beneficial ownership, (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Benjamin Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Benjamin Trust disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 5 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
              Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3
----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              New York
----------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                    5
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES               SHARED VOTING POWER
   BENEFICIALLY     6
  OWNED BY EACH                 0 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                    8
                                0 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
              851,470 shares of Common Stock (1)
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              1.9%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust") and (ii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Joshua Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Joshua Trust disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), as to which shares the Joshua Trust disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares the Joshua Trust disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), as to which shares the Joshua Trust disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Joshua Trust disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"), as to which shares the Joshua Trust disclaims beneficial ownership, (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Joshua Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Joshua Trust disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 6 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
               Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3
----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              New York
----------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                    5
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES              SHARED VOTING POWER
   BENEFICIALLY     6
  OWNED BY EACH                0 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7
                                851,470 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                    8
                                0 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
              851,470 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              1.9%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust") and (ii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust. Does not include: (i) 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Victoria Trust disclaims beneficial ownership, (ii) warrants to purchase 150,000 shares of Common Stock beneficially owned by Leon D. Black, as to which shares the Victoria Trust disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), as to which shares the Victoria Trust disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares the Victoria Trust disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"), as to which shares the Victoria Trust disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares the Victoria Trust disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), as to which shares the Victoria Trust disclaims beneficial ownership, (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares the Victoria Trust disclaims beneficial ownership, and (ix) 1,500,000 shares of Common Stock beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares the Victoria Trust disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 7 of 20
---------------------                                          -----------------

----------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
1
              Leon D. Black
----------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                                   (a) [ ]
                                                                                                    (b) [X]
----------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
3
----------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
4
              United States of America
----------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                    5
                                300,000 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES               SHARED VOTING POWER
   BENEFICIALLY     6
  OWNED BY EACH                 1,500,000 shares of Common Stock
 REPORTING PERSON   --------------------------------------------------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                    7
                                300,000 shares of Common Stock
                    --------------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                    8
                                1,500,000 shares of Common Stock
----------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
              1,800,000 shares of Common Stock (1)
----------------------------------------------------------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES*                  [X]
----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
              4.1%
----------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
12
              IN
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes: (i) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) warrants to purchase 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, and (iii) 1,500,000 shares of Common Stock directly beneficially owned by the Leon D. Black 1997 Five-Year Trust, as to which shares Mr. Black may be deemed to be the indirect beneficial owner but as to which shares Mr. Black disclaims beneficial ownership. Does not include: (i) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), as to which shares Mr. Black disclaims beneficial ownership, (ii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Alexander Trust, as to which shares Mr. Black disclaims beneficial ownership, (iii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"), as to which shares Mr. Black disclaims beneficial ownership, (iv) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Benjamin Trust, as to which shares Mr. Black disclaims beneficial ownership, (v) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), as to which shares Mr. Black disclaims beneficial ownership, (vi) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Joshua Trust, as to which shares Mr. Black disclaims beneficial ownership, (vii) 517,647 shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), as to which shares Mr. Black disclaims beneficial ownership, and (viii) warrants exercisable for 333,823 shares of Common Stock beneficially owned by the Victoria Trust, as to which shares Mr. Black disclaims beneficial ownership.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 8 of 20
---------------------                                          -----------------


ITEM 1.   (A). NAME OF ISSUER:

               Environmental Solutions Worldwide, Inc. (the "Company")

          (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               132 Penn Avenue
               Telford, PA  18969


ITEM 2. (A). NAME OF PERSON FILING: This Schedule 13G is being filed pursuant to a Joint Filing Agreement (previously filed as Exhibit 1 and incorporated herein by reference) by (i) the Leon D. Black 1997 Five-Year Trust (the "1997 Trust"), (ii) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust"), (iii) the Leon
          D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust"),
          (iv) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), (v) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust) and (vi) Leon D. Black (collectively, the "Reporting Persons", and each a "Reporting Person").

          (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The residence of each of the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is Apollo Management, L.P., Two Manhattanville Road, Purchase, New York 10577, Attention:
          Trustee. The principal business office for Leon D. Black is Apollo Management, L.P., 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

          (C). CITIZENSHIP: Each of the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is a Trust established under New York law. Leon D. Black is a citizen of the United States of America.

          (D). TITLE OF CLASS OF SECURITIES: This Schedule 13G relates to the Common Stock, par value $.001 per share (the "Common Stock").

          (E). CUSIP NUMBER: The CUSIP number of the Common Stock is 29 408 K


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS:

               (a)  [ ] Broker or dealer registered under Section 15 of the
                        Exchange Act;

               (b)  [ ] Bank as defined in Section 3(a) (6) of the Exchange Act;

               (c)  [ ] Insurance company as defined in Section 3(a) (19) of the
                        Exchange Act;

               (d)  [ ] Investment company registered under Section 8 of the
                        Investment Company Act;

               (e)  [ ] An investment adviser in accordance with
                        Rule 13-d-1(b)(1)(ii)(E);

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 9 of 20
---------------------                                          -----------------

               (f)  [ ] An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

               (g)  [ ] A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

               (h)  [ ] A Savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

               (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [ ] Group, in accordance with Rule 13-d-1(b) (1) (ii) (J);

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          The 1997 Trust is the beneficial owner of 1,500,000 shares of Common Stock. (1)(2)
          The Alexander Trust is the beneficial owner of 851,470 shares of Common Stock. (1)(2)
          The Benjamin Trust is the beneficial owner of 851,470 shares of Common Stock. (1)(2)
          The Joshua Trust is the beneficial owner of 851,470 shares of Common Stock. (1)(2)
          The Victoria Trust is the beneficial owner of 851,470 shares of Common Stock. (1)(2)
          Leon D. Black is the beneficial owner of 1,800,000 shares of Common Stock. (1)

          (b)  Percent of class:

          See Item 11 on pages 2 through 7. The percentage amount is based on 44,183,079 shares of Common Stock outstanding on October 11, 2002, which includes (i) 38,982,374 outstanding shares of Common Stock on June 30, 2002 according to the Company's Form 10-QSB filed with the Securities and Exchange Commission on August 14, 2002 and (ii) an aggregate of an additional 5,200,705 shares of Common Stock issued to certain purchasers in October 2002.

          (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote:

          The 1997 Trust has sole power to vote or to direct the vote of 0 shares of Common Stock.
          The Alexander Trust has sole power to vote or to direct the vote of 851,470 shares of Common Stock.
          The Benjamin Trust has sole power to vote or to direct the vote of 851,470 shares of Common Stock.
          The Joshua Trust has sole power to vote or to direct the vote of 851,470 shares of Common Stock.
          The Victoria Trust has sole power to vote or to direct the vote of 851,470 shares of Common Stock.
          Leon D. Black has sole power to vote or to direct the vote of 300,000 shares of Common Stock.

                    (ii) Shared power to vote or to direct the vote:

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 10 of 20
---------------------                                          -----------------

          The 1997 Trust has shared power to vote or to direct the vote for 1,500,000 shares of Common Stock.
          The Alexander Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
          The Benjamin Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
          The Joshua Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
          The Victoria Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
          Leon D. Black has shared power to vote or to direct the vote for 1,500,000 shares of Common Stock.

                    (iii) Sole power to dispose or to direct the disposition of:

          The 1997 Trust has sole power to dispose or to direct the disposition of 0 shares of Common Stock.
          The Alexander Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
          The Benjamin Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
          The Joshua Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
          The Victoria Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
          Leon D. Black has sole power to dispose or to direct the disposition of 300,000 shares of Common Stock.

                    (iv) Shared power to dispose or to direct the disposition
                         of:

          The 1997 Trust has shared power to dispose of or to direct the disposition of 1,500,000 shares of Common Stock.
          The Alexander Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
          The Benjamin Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
          The Joshua Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
          The Victoria Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
          Leon D. Black has shared power to dispose of or to direct the disposition of 1,500,000 shares of Common Stock.

(1) The 1997 Trust directly beneficially owns 1,500,000 shares of Common Stock, which represents 3.4% of all shares of Common Stock outstanding. The 1997 Trust disclaims beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Alexander Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Alexander Trust directly beneficially owns 517,647 shares of Common Stock and warrants exercisable for 333,823 shares of Common Stock, which represents 1.9% of all shares of Common Stock outstanding. The Alexander Trust disclaims beneficial ownership of all of the shares of Common Stock directly beneficially owned by the 1997 Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Benjamin Trust directly beneficially owns 517,647 shares of Common Stock and warrants exercisable for

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 11 of 20
---------------------                                          -----------------

333,823 shares of Common Stock, which represents 1.9% of all shares of Common Stock outstanding. The Benjamin Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Joshua Trust, the Victoria Trust and Leon D. Black, respectively. The Joshua Trust directly beneficially owns 517,647 shares of Common Stock and warrants exercisable for 333,823 shares of Common Stock, which represents 1.9% of all shares of Common Stock outstanding. The Joshua Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Victoria Trust and Leon D. Black, respectively. The Victoria Trust directly beneficially owns 517,647 shares of Common Stock and warrants exercisable for 333,823 shares of Common Stock, which represents 1.9% of all shares of Common Stock outstanding. The Victoria Trust disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and Leon D. Black, respectively. Leon D. Black directly beneficially owns 150,000 shares of Common Stock and warrants exercisable for 150,000 shares of Common Stock. Although Leon D. Black disclaims beneficial ownership, he may be deemed to indirectly beneficially own 1,500,000 shares of Common Stock that are directly beneficially owned by the 1997 Trust, which together with the shares directly beneficially owned by Mr. Black represent 4.1% of all shares of Common Stock outstanding. Leon D. Black disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust, respectively. An aggregate of 750,000 of the warrants beneficially owned by the Alexander Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black are identical in all material respects (the "First Tranche Warrants"). The First Tranche Warrants have a five-year term and expire in October, 2005. The exercise price for a share of Common Stock issuable upon exercise of the First Tranche Warrants will be reduced from $.40 per share to $.17 per share subject to further adjustment. An aggregate of 735,292 of the warrants beneficially owned by the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust are identical in all material respects (the "Second Tranche Warrants"). The Second Tranche Warrants have a three-year term, expire in October, 2005 and are immediately exercisable at an initial exercise price of $.15 per 1/2 share of Common Stock or an aggregate of $.30 per share of Common Stock from the exercise of two Second Tranche Warrants subject to adjustment upon certain events.

(2) Excludes: (i) 150,000 shares of Common Stock and (ii) warrants exercisable for 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, which represents 0.7% of all shares of Common Stock outstanding.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 12 of 20
---------------------                                          -----------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          See attached Exhibit 2.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


             [The remainder of this page intentionally left blank.]

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 13 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 2002

                                       Leon D. Black 1997 Five-Year Trust


                                       By:  /s/ John J. Hannan
                                          --------------------------------------
                                           Name:  John J. Hannan
                                           Title: Trustee

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 14 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 2002
                            Leon D. Black Trust UAD 11/30/92 FBO Alexander Black


                            By:  /s/ John J. Hannan
                               -------------------------------------------------
                                 Name:  John J. Hannan
                                 Title: Trustee

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 15 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 2002
                             Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black


                             By:  /s/ John J. Hannan
                                ------------------------------------------------
                                  Name:  John J. Hannan
                                  Title: Trustee

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 16 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 16, 2002
                               Leon D. Black Trust UAD 11/30/92 FBO Joshua Black


                               By:  /s/ John J. Hannan
                                  ----------------------------------------------
                                    Name:  John J. Hannan
                                    Title: Trustee

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 17 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 16, 2002
                             Leon D. Black Trust UAD 11/30/92 FBO Victoria Black


                             By:  /s/ John J. Hannan
                                ------------------------------------------------
                                  Name:  John J. Hannan
                                  Title: Trustee

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 18 of 20
---------------------                                          -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 16, 2002

                                        /s/ Leon D. Black
                                        ----------------------------------------
                                        Leon D. Black

---------------------                                          -----------------
CUSIP NO. 29 408 K                    13G                      Page 19 of 20
---------------------                                          -----------------

                          EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1         Agreement among Leon D. Black 1997 Five-Year Trust, Leon D.
                  Black Trust UAD 11/30/92 FBO Alexander Black, Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, Leon D. Black Trust UAD 11/30/92 FBO Victoria Black and Leon D. Black as to joint filing of
                  Schedule 13G.*

EXHIBIT 2         Members of the Reporting Group

*  Previously filed.